中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

Date: 19th October, 2006 2006 OCT 25 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06017848

Dear Sirs,

SUPPL

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since September 19, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dw 10/31

Encl.
AT/wy/LTR-2735

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since September 19, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : September 25, 2006
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Joint Announcement with Air China Limited, Cathay Pacific Airways Limited, China National Aviation Company Limited and Swire Pacific Limited
   Date : September 25, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : October 3, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Connected Transaction - Acquisition of 10% of CITIC Square Co, Shanghai
   Date : October 5, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) regarding the change of its contact phone and fax number *(only available in Chinese)*
   Date : October 16, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

表格 Form **SC1**

RECEIVED
2006 OCT 25 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	05	09	2006
至 To	14	09	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	136,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	6,562,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,793,264.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫

Your Receipt
Companies Registry
H.K.

25/09/2006 16:08:41

Submission No.:	234052160/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$6,562.00

Receipt No.	Method	Amount(HKD)
342340071086	Chq	$6,562.00
Total Paid		$6,562.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	40,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD712,000.00
Shares	300,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD5,850,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Chui Wing Nin	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	40,000	
Yao Jinrong	45/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	250,000	
Ling Dawei	9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	50,000	
	各類別股份分配的總數 Total Shares Allotted by Class	340,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai
~~董事 Director~~／秘書 Secretary *

日期 Date : 25th September, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國國際航空公司 AIR CHINA

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 293)

中航興業有限公司 CHINA NATIONAL AVIATION COMPANY LIMITED

CHINA NATIONAL AVIATION COMPANY LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

CITIC PACIFIC 中信泰富

CITIC PACIFIC LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

LISTING RULE 13.09 ANNOUNCEMENT

Reference is made to the joint announcement issued by Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC on 8th June 2006 ("Joint Announcement") regarding, *inter alia*, the Restructuring [illegible]

...cturing Agreement and the Transaction. Terms defined in the Joint Announcement have the same meanings when used in this announcement.

The Restructuring Agreement became unconditional on 22nd September 2006. Completion of the Transaction (except for Cathay's subscription for new Air China H Shares which is to take place on 27th September 2006 as described below) is expected to take place on 28th September 2006.

Pursuant to the Restructuring Agreement, Cathay will subscribe for 1,179,151,364 new Air China H Shares on 27th September 2006 at an aggregate cash subscription price of HK$4,068,072,205.80, representing HK$3.45 per Air China H Share. Dealing in the 1,179,151,364 new Air China H Shares will commence at 9:30 a.m. on 28th September 2006 or as soon as practicable thereafter.

Pursuant to the Restructuring Agreement, Cathay will issue 548,045,724 new Cathay Shares at an issue price of HK$13.50 per Cathay Share and will pay cash consideration of HK$822,068,586.00 on 28th September 2006 for the acquisition of 411,034,293 Dragonair Shares at HK$20 per Dragonair Share. Dealing in the 548,045,724 new Cathay Shares will commence at 9:30 a.m. on 29th September 2006 or as soon as practicable thereafter.

The Cathay Directors announce that, as recommended by SPAC and CITIC Pacific under the Restructuring Agreement and subject to Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share on 20th November 2006 to Cathay shareholders registered at the close of business on 27th October 2006. The share register of Cathay will be closed from 23rd October 2006 to 27th October 2006, both dates inclusive.

Directors

As at the date of this announcement, the directors of Air China are:
Non-Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Christopher Pratt, Wang Shixiang, Yao Weiting;
Executive Directors: Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan, Zhang Ke and Jia Kang.

As at the date of this announcement, the directors of Cathay are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Robert Woods, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC Limited are:
Executive Directors: Kong Dong (Chairman), Chuang Shih Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais); and
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of SPAC are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho; Keith Kerr and John Slosar;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Vincent Cheng, Clement Kwok, Chien Lee, Michael Sze and Marjorie Yang.

By order of the Board of
Air China Limited
Zheng Baoan **Li Man Kit**
Joint Company Secretaries
Beijing, 25th September 2006

By order of the Board of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 25th September 2006

By order of the Board of
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 25th September 2006

By order of the Board of
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 25th September 2006

By order of the Board of
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 25th September 2006

Monthly Return On Movement of Listed Equity Securities

A - For the month ended 30th September, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai
(Name of Responsible Official)

Tel No.: 2820-2111

Date : 3rd October, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,194,143,160	—	---
Increase/~~(Decrease)~~ during the month	340,000	—	---
Balance at close of the month :	2,194,483,160	—	---

...1/2

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Please refer to the attached sheet.					--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price:* *HK$* ______ 2.________ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$______						

OTHER ISSUES OF SHARES* N/A			
Rights Issue	Price :	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date :	
Repurchase of share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration issue	Price:	Issue and allotment Date :	
Others (please specify)	Price:	Issue and allotment Date :	

Total No. of ~~ordinary shares/preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 340,000

Remarks : ____________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	7,800,000	--	40,000	--	7,760,000	40,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	10,820,000	--	300,000	--	10,520,000	300,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,330,000	--	--	--	14,330,000	Nil

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTION

ACQUISITION OF 10% OF CITIC SQUARE CO, SHANGHAI

The Directors announce that on 5 October 2006, Eldwin (a wholly owned subsidiary of CITIC Pacific) agreed to purchase 10% of 上海中信泰富廣場有限公司 (CITIC Square Co) (which in turn holds 100% of 上海中信泰富廣場 (CITIC Square)) from JingAn for RMB245 million (approximately HK$241 million).

JingAn is a substantial shareholder of CITIC Square Co, a subsidiary of the Company. Accordingly, JingAn is a connected person of the Company and the Share Transfer Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

1. **DETAILS OF THE SHARE TRANSFER AGREEMENT**

Date
5 October 2006

Parties
(1) Eldwin, a wholly owned subsidiary of the Company, as purchaser
(2) JingAn, a holder of a 10% equity interest in CITIC Square Co, as seller

Assets
10% equity interest in CITIC Square Co.

Consideration
The consideration for the 10% equity interest in CITIC Square Co is RMB245 million (approximately HK$241 million), to be paid within five working days from getting the approval of transfer by Shanghai Foreign Investment Commission.

As at 31 December, 2005, the audited net asset value before deducting deferred taxation (adjusted to comply with Hong Kong accounting standards) attributable to the 10% interest in CITIC Square Co was HK$239 million.

The consideration was determined after arm's length negotiation with reference to the aforesaid adjusted audited net asset value before deducting deferred taxation, which reflected the valuation of CITIC Square Co's asset as at 31 December 2005.

The original investment amount of JingAn in respect of 10% interest in CITIC Square Co i.e. its registered capital contribution in 1994 was US$6 million (approximately HK$46.8 million).

The consideration will be funded from internal resources of the Company.

Conditions
Completion is conditional upon, Shanghai Foreign Investment Commission's approvals being obtained for the transfer of 10% equity interest of CITIC Square Co. If the aforesaid approval cannot be obtained within 12 months from the date of the Share Transfer Agreement, the Share Transfer Agreement will be terminated.

Assets and ownership struct[illegible]

2. **REASONS FOR AND BENEFITS OF THE SHARE TRANSFER AGREEMENT**

The Company has the view that the PRC property market will maintain a strong growth in the medium and long term. CITIC Square is situated at Nanjing Xi Lu which is the prime location of commercial and business hub in Shanghai and the acquisition can enhance the value of the Company as a whole. Moreover, after the acquisition, Eldwin and Join Resources Limited will have full control of the board of directors of CITIC Square Co which can maximize our autonomy to manage and enhance the return of this investment.

The Directors (including the independent non-executive Directors) consider that the Share Transfer Agreement is on normal commercial terms and fair and reasonable and in the interests of the shareholders of the Company.

3. **GENERAL**

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

JingAn is a substantial (10%) shareholder of CITIC Square Co, a subsidiary of the Company.

JingAn is engaged in the business of selling various merchandise including electrical equipment, construction materials, chemical materials (excluding dangerous materials), computers and software.

The Share Transfer Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Share Transfer Agreement will also be set out in the published annual report and accounts of the Company.

4. **DEFINITIONS**

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於聯系電話變更的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2006-028

大冶特殊钢股份有限公司联系电话变更的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司董事会秘书室联系电话于 2006 年 10 月 17 日起变更。其变更后的情况如下：

联系电话：0714-6297373

传　　真：0714-6297280

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 10 月 16 日

****

完

香港， 二零零六年十月十六日